Exhibit 99.39

99.39 Notice of 2014 Annual Meeting Date and Record Date

100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com

Date: February 21, 2014

To: All Canadian Securities Regulatory Authorities

Subject: CIPHER PHARMACEUTICALS INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 19, 2014
Record Date for Voting (if applicable) :	March 19, 2014
Beneficial Ownership Determination Date :	March 19, 2014
Meeting Date :	May 02, 2014
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	17253X105	CA17253X1050

Sincerely,

Computershare

Agent for CIPHER PHARMACEUTICALS INC.